UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

(Amendment No. 1)

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 ☐ Definitive Proxy Statement
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Voya Financial, Inc.
(Name of Registrant as Specified In Its Charter)
TOMS Capital Investment Management LP
TCIM Management GP LLC
TCIM Master Fund Ltd.
Benjamin Pass
Akash Bagaria
(Name of Person(s) Filing Proxy Statement, if Other Than The Registrant)
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PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION, DATED AUGUST 20, 2026
PROXY STATEMENT OF
TOMS Capital Investment Management LP
TCIM Management GP LLC
TCIM Master Fund Ltd.
Benjamin Pass
Akash Bagaria
IN CONNECTION WITH A REFERENDUM MEETING OF THE STOCKHOLDERS
OF
VOYA FINANCIAL, INC.
SOLICITATION OF PROXIES FOR THE NO CONFIDENCE REFERENDUM
Dear Fellow Stockholders of Voya Financial, Inc.:
Voya Financial, Inc., a Delaware corporation (the “Company” or “Voya”) has been persistently underperforming and the board of directors (the “Board”) has been unwilling to assess options to address it, including opening a formal review of all strategic alternatives for the Company. The inaction, lack of urgency, and indecisiveness of the Board and management have left us with no confidence in the Board or management to oversee the Company in a manner that is in the best interest of all stockholders. Accordingly, we are seeking our fellow stockholders’ input on the No Confidence Referendum described in this proxy statement (this “Proxy Statement”). This Proxy Statement and the enclosed proxy card are being furnished to you as a stockholder of Voya, in connection with the solicitation of revocable proxies from stockholders of the Company to vote at a meeting of the stockholders of the Company (the “Referendum Meeting”) on the No Confidence Referendum described in this Proxy Statement.
The Referendum Meeting is scheduled to be held on   , at    a.m. Eastern Time, virtually at   , and any and all adjournments, postponements, reschedulings or continuations thereof. The Referendum Meeting has been called by, and this Proxy Statement and proxy card are being provided by and on behalf of, TOMS Capital Investment Management LP (“TCIM,” “we,” “our” or “us”). At the Referendum Meeting, stockholders of record at the close of business Eastern Time on   , 2026 (the “Record Date”), will be entitled to vote their shares of Common Stock on the No Confidence Referendum. The Record Date was selected by TCIM in order to determine which stockholders are entitled to participate in the No Confidence Referendum.
The purpose of the Referendum Meeting is to give all holders of common stock, par value $0.01 per share, of the Company (“Common Stock”) the opportunity to consider and vote on the following non-binding resolution (the “No Confidence Referendum”):
RESOLVED, that the stockholders of Voya Financial, Inc. no longer continue to have confidence in the board of directors and management of Voya Financial, Inc.
The No Confidence Referendum provides a means for the Company’s stockholders to inform the Company and the Board, in a coordinated and powerful manner, of their lack of confidence in the Board and management of the Company. If stockholders of the Company representing at least one-third of the voting power of the Company’s outstanding stock cast votes in the No Confidence Referendum, TCIM will share the results of the vote on the No Confidence Referendum, specifically the number of votes cast “FOR” the No Confidence Referendum and the number of votes cast “AGAINST” the No Confidence Referendum, with the Company and the Board. The principal executive offices of the Company are 200 Park Avenue, New York, New York, 10166. TCIM hopes that the Board will act with appropriate urgency to fulfill its fiduciary duties to the Company’s stockholders by assessing all available strategic alternatives, including a sale of the Company, to address persistent underperformance.
The Referendum Meeting is not being called pursuant to the special meeting procedures set forth in the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) or the Company’s Amended and Restated Bylaws (the “Bylaws”), is not otherwise sanctioned by the Company, and no business of the Company is proposed to be transacted at the Referendum Meeting.
EVEN IF THE NO CONFIDENCE REFERENDUM RECEIVES A MAJORITY OF THE VOTES CAST IN FAVOR OF THE NO CONFIDENCE REFERENDUM, IT WILL HAVE NO BINDING LEGAL EFFECT, AND NEITHER THE BOARD NOR THE COMPANY WILL HAVE ANY LEGAL OBLIGATION TO TAKE ANY AFFIRMATIVE ACTION WITH RESPECT THERETO AS A RESULT THEREOF.
The filing of this Proxy Statement does not preclude TCIM from taking any actions, at any time, available to TCIM under the Charter, Bylaws or Delaware law.

The Participants (as defined under “Certain Information Regarding the Participants” below) are asking the Company’s stockholders to complete, sign, date and mail the enclosed proxy card and return it to Okapi Partners (“Okapi”), which is assisting the Participants in this solicitation process. We ask that the executed proxy cards be delivered as promptly as possible, by mail in the enclosed postage-paid envelope to Okapi at the address below or by voting by telephone or over the Internet as described below under “Methods of Voting”.
IF YOU HAVE ANY QUESTIONS ABOUT COMPLETING, EXECUTING, DATING AND DELIVERING YOUR PROXY CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT OKAPI AT THE ADDRESS AND TELEPHONE NUMBERS BELOW.
The date of this Proxy Statement is   , 2026. This Proxy Statement and the enclosed Proxy Card are first being sent or given to stockholders of Voya on or about   , 2026. At this time, the Participants are soliciting revocable proxies to vote in favor of the No Confidence Referendum at the Referendum Meeting.
IMPORTANT
IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE COMPLETE, SIGN, DATE AND MAIL THE ENCLOSED PROXY CARD TO OKAPI, WHICH IS ASSISTING US, IN THE POSTAGE-PAID ENVELOPE PROVIDED.
IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN THE PROXY CARD WITH RESPECT TO YOUR SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR THE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. WE URGE YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO US IN CARE OF OKAPI TO THE ADDRESS BELOW, SO THAT WE WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

IF YOU HAVE ANY QUESTIONS ABOUT COMPLETING, EXECUTING, DATING OR DELIVERING YOUR PROXY CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT:

1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (844) 343-2621
E-mail: info@okapipartners.com

THIS SOLICITATION IS BEING MADE BY THE PARTICIPANTS, AND NOT ON BEHALF OF THE COMPANY OR THE BOARD. YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD, OR VOTE BY TELEPHONE OR OVER THE INTERNET AS DESCRIBED BELOW UNDER “METHODS OF VOTING,” AND THEREBY DELIVER YOUR REVOCABLE PROXY TO VOTE IN FAVOR OF THE NO CONFIDENCE REFERENDUM. BY VOTING IN FAVOR OF THE NO CONFIDENCE REFERENDUM, YOU WILL BE SENDING A CLEAR AND UNEQUIVOCAL MESSAGE TO THE BOARD THAT STOCKHOLDERS DEMAND URGENT ACTION TO REVIEW ALL STRATEGIC ALTERNATIVES.

BACKGROUND OF THE SOLICITATION
The following chronology summarizes the key meetings and events that led to the filing of this Proxy Statement. The following chronology does not purport to catalogue every conversation or correspondence by and among representatives of Voya, the Board, TCIM and the other Participants. Throughout the process, representatives of, and advisors to, TCIM were aware of and considered certain publicly available information and news reports concerning Voya, its management and its directors. The inclusion of any publicly available information and news reports below should not be understood to confirm or address the accuracy of such information.
TCIM was founded in 2018 by Mr. Benjamin Pass, who is currently the Chief Investment Officer of TCIM (“Mr. Pass”), and Mr. Noam Gottesman. TCIM has approximately $3.8 billion of assets under management.(1) The investment professionals at TCIM collectively bring over several decades of experience.
TCIM first purchased Voya common shares in March 2026. Since then, TCIM and the other Participants have become, collectively, one of the largest shareholders of Voya based on their ownership and economic exposure to the Common Stock. As one of the most compelling franchises in financial services, Voya should command a premium valuation — yet it remains deeply undervalued. In TCIM’s view, this undervaluation is a direct consequence of management’s stubbornness and lack of urgency, which have undermined the excellence delivered by Voya’s employees and eroded shareholder value through a persistently de-rated trading multiple. TCIM and the other Participants believe that management must act decisively to unlock value for all shareholders of Voya, including by initiating a review of strategic alternatives.
On March 6, 2026, at the request of TCIM, Ms. Sara Nainzadeh, Director of Research at TCIM (“Ms. Nainzadeh”), and Mr. Akash Bagaria, Principal at TCIM (“Mr. Bagaria”) had a call with Ms. Mei Ni Chu, Investor Relations at Voya (“Ms. Chu”), where they discussed earnings, year-to-date performance and the stop-loss business.
On March 16, 2026, Mr. Pass, Mr. Bagaria, Ms. Heather Lavallee, Chief Executive Officer of Voya (“Ms. Lavallee”) and Ms. Chu met and discussed Voya’s core business areas, the stop-loss business and TCIM’s investment thesis. At the meeting it was noted that both Voya management and the Board would commit to consider TCIM’s perspective.
In emails to representatives of Voya in April 2026, Mr. Pass noted that TCIM had received unsolicited communications from other shareholders of Voya asking to discuss TCIM’s observations. Mr. Pass also noted that TCIM had received, and had not responded to, a request for comment from Financial Times.2 In an email to representatives of Voya, including Ms. Chu, Ms. Lavallee, and Mr. Michael Katz, Executive Vice President and Chief Financial Officer of Voya (“Mr. Katz”), on April 28, 2026, Mr. Pass stated that, absent engagement from the Board, TCIM was prepared to make its concerns known to Voya’s other shareholders.
On May 1, 2026, Mr. Pass emailed representatives of Voya, including Ms. Chu, Ms. Lavallee, and Mr. Katz, stating that TCIM had received unsolicited feedback from other shareholders of Voya regarding the amount of executive compensation.
On May 4, 2026, TCIM publicly issued the following statement:
“Despite the underlying strength of the franchise, Voya has deeply impaired its earnings multiple due to the lack of urgency and indecisiveness of management and the Board of Directors, particularly around the stop-loss business. This has eroded credibility with both Voya’s investor base and the research community. As demonstrated by recent transactions, including the sales of Janus Henderson and Schroders at significantly higher multiples, there is real scarcity value and strategic interest for assets like Voya that have scale and drive inflows. We encourage any interested parties to contact the Board of Directors directly.”3
[1]	See TOMS Capital Investment Management LP, Schedule 13F (May 15, 2026). Amounts are as of March 31, 2026.
[2]
Oliver Barnes & Harriet Clarfelt, US Asset Manager Voya Financial Faces Sale Pressure From Activist Fund, Fin. Times, Apr. 23, 2026, https://www.ft.com/content/1cae4c4a-2217-4aeb-bf69-4649794671a4?syn-25a6b1a6=1 (noting that TCIM did not immediately respond to a request for comment).

[3]	TCIM Issues Statement on Voya Financial, Bus.Wire (May 4, 2026), https://www.businesswire.com/news/home/20260504262571/en/TCIM-Issues-Statement-on-Voya-Financial.

On May 5, 2026, Mr. Pass sent several emails to representatives of Voya, including Ms. Chu, Ms. Lavallee, and Mr. Katz, noting that (i) an article in the Financial Times had referenced TCIM’s ownership and Voya’s subsequent positive stock performance,4 (ii) the analyst calls had not been well received, (iii) TCIM intended to continue its engagement with Voya and (iv) the next phase of TCIM’s public engagement efforts would focus on executive compensation.
Also on May 5, 2026, Voya reported its financial results for the quarter ended March 31, 2026.5 On May 6, 2026, Voya held a conference call to discuss the first quarter 2026 results.6 On May 7, 2026, TCIM publicly issued a statement following Voya’s first quarter earnings call (i) noting that despite Ms. Lavallee’s comments regarding Voya’s “unwavering focus on creating long-term shareholder value,” Voya’s shareholders have not seen this value during Ms. Lavallee’s tenure, (ii) noting that “[t]his is not pay-for-performance; rather, this is disregard for shareholder value. That disregard was also clear to us during yesterday’s earnings call, when respected sell-side analysts – who pressed on the multi-year valuation gap, the credibility of management’s own asserted timeline on the stop-loss turnaround, and the lack of clarity around the path forward – were cut off before they could complete their questions,” and (iii) urging Voya’s leaders to “exercise their fiduciary duties and initiate a formal review of all strategic alternatives.”7
On May 8, 2026, S&P Global Inc. (“S&P”) issued a press release (the “S&P Press Release”)8 announcing the board of directors of Mobility Global Inc. (“Mobility Global”) upon its separation from S&P. The Mobility Global board of directors would include Ms. Lavallee.
Also on May 8, 2026, Mr. Pass emailed representatives of Voya, including Ms. Chu, Ms. Lavallee, and Mr. Katz, expressing TCIM’s dissatisfaction with the Board, referencing the S&P Press Release and Ms. Lavallee’s membership on the board of Mobility Global.
On May 14, 2026, Mr. Pass and Mr. Bagaria met virtually with Mr. Katz and Ms. Chu. At the meeting, Mr. Pass and Mr. Bagaria stated that TCIM needed sufficient engagement from Voya and wanted to be sure that the Board and management were acting in the best interest of the shareholders. At the meeting, representatives of Voya responded that (i) Ms. Lavallee had been updated on the communications, (ii) they would be willing to schedule another call to discuss second quarter earnings and (iii) Voya always kept shareholder interest in mind.
Follow-up emails from the May 14, 2026 meeting were exchanged regarding the messages from Voya to the public and its shareholders, a suggestion from TCIM for an analyst call and plans for a future discussion.
On June 1, 2026, TCIM sent a letter to the Board urging the Board to open a formal review of all strategic alternatives, including a sale of Voya.9
In early and mid-June 2026, Mr. Pass sent a series of emails to representatives of Voya, including Ms. Chu, Ms. Lavallee, Mr. Katz, and Ms. Ruth Ann M. Gillis, Non-Executive Chairperson of the Board (“Ms. Gillis”), noting, among other things, (i) the lack of improvement in Voya’s valuation over the past several years relative to its peers, which was also noted by certain banks, (ii) dissatisfaction with differing messages regarding the stop-loss business, requests for a meeting with Voya management and the Board to discuss TCIM’s concerns, and (iii) frustration that Ms. Lavallee would not join any of the meetings with TCIM. Ms. Chu responded that representatives of Voya would be happy to meet TCIM; however, Ms. Lavallee would not be present, though she was apprised of the interactions.
On June 18, 2026, representatives of White & Case LLP (“W&C”), counsel to TCIM, sent Voya a letter under Section 220 of the General Corporation Law of the State of Delaware (“DGCL”) demanding to inspect Voya’s stock
[4]	Barnes & Clarfelt, supra note 2.
[5]	Voya Financial, Inc., Current Report (Form 8-K) (May 5, 2026).
[6]	Voya Financial, Inc., First Quarter 2026 Financial Earnings Call (May 6, 2026), https://investors.voya.com/events-and-presentations/events-calendar/event-details/2026/1Q-2026-Voya-Financial-Earnings-
Call-2026-FpbsJuXmjQ/default.aspx.
[7]	TCIM Comments on Voya Financial’s First Quarter Earnings, Bus.Wire (May 7, 2026), https://www.businesswire.com/news/home/20260507537744/en/TCIM-Comments-on-Voya-Financials-First-Quarter-Earnings.
[8]
S&P Global Announces Board of Directors for Mobility Global, PRNewswire (May 8, 2026), https://investor.spglobal.com/news-releases/news-details/2026/SP-Global-Announces-Board-of-Directors-for-Mobility-Global/default.aspx.

[9]
TCIM Sends Letter to Voya Financial’s Board of Directors Calling on Them to Urgently Initiate a Formal Strategic Review and Engage with All Interested Parties, Bus.Wire (June 1, 2026), https://www.businesswire.com/news/home/20260504262571/en/TCIM-Issues-Statement-on-Voya-Financial.

ledger, a list of its stockholders and related stockholder list materials (the “Section 220 Demand”) for the purpose of communicating with other stockholders on matters relating to their interests as stockholders (the “Purpose”). Attached to the Section 220 Demand was a draft confidentiality agreement (the “Confidentiality Agreement”) that TCIM offered to enter into in connection with such inspection.
On June 26, 2026, eight days after the Section 220 Demand was delivered, Cleary Gottlieb Steen & Hamilton LLP (“CGSH”), counsel to Voya, sent a letter to W&C responding to the Section 220 Demand and stating that the Purpose was insufficient and that TCIM was required to identify the subject matter of the intended stockholder communications. Further, CGSH noted in the letter that even with a sufficient purpose some of the information requested would not be provided.
Over the course of the week of June 29, 2026, Mr. Pass emailed representatives of Voya, including Ms. Chu, Ms. Lavallee, Mr. Katz, and Ms. Gillis, regarding the Section 220 Demand in order for TCIM to contact Voya’s shareholders in connection with this solicitation.
Also on June 29, 2026, representatives of W&C and CGSH had a call to discuss the Purpose, during which CGSH reiterated their position that CGSH and Voya needed to know the reason TCIM wanted to communicate with other Voya shareholders and without the reason the Purpose was not valid under Delaware law. Despite W&C’s position that the Purpose was proper under Delaware law, in an effort to resolve the matter and expedite receiving the requested materials, representatives of W&C confirmed that TCIM had a present intention to solicit Voya shareholders. For the first time since the draft of the Confidentiality Agreement was shared, CGSH noted that they would have comments on the Confidentiality Agreement. Subsequent to that call, in an effort to stop Voya and CGSH’s delays in providing the requested materials, W&C sent CGSH a letter confirming that TCIM’s present intention was to solicit Voya shareholders with respect to matters of mutual interest and requested CGSH send their comments to the Confidentiality Agreement.
On June 30, 2026, CGSH sent a letter to W&C regarding the Section 220 Demand noting that subject to entry into the Confidentiality Agreement, Voya would provide some of the requested information, only if the information was in Voya’s possession or control. Accompanying the letter were CGSH’s comments on the Confidentiality Agreement, 12 days after they had received a draft of the Confidentiality Agreement.
On July 1, 2026, representatives of W&C shared a revised draft of the Confidentiality Agreement with CGSH.
On July 3, 2026, representatives of CGSH shared a revised draft of the Confidentiality Agreement with W&C. On the same day, W&C returned to CGSH a further revised draft.
On July 6, 2026, representatives of CGSH and W&C discussed the remaining open points on the Confidentiality Agreement by telephone. They agreed that CGSH would turn back the draft of the Confidentiality Agreement with proposed compromise language.
On July 6, 2026, Mr. Pass emailed representatives of Voya, including Ms. Chu, Mr. Katz, and Ms. Gillis, forwarding his July 5, 2026 email to the Board and requesting further discussion.
Later on July 8, 2026, two days after the call to discuss the limited number of open points remaining, representatives of W&C followed up with representatives of CGSH regarding the draft of the Confidentiality Agreement. It had been 20 days since the initial draft of the Confidentiality Agreement was shared with CGSH.
Also on July 8, 2026, CGSH returned a revised draft of the Confidentiality Agreement. On the same day, W&C and CGSH again traded drafts of the Confidentiality Agreement.
On July 9, 2026, 21 days after the Section 220 Demand was sent, Voya and TCIM entered into the Confidentiality Agreement.
On July 10, 2026, representatives of W&C emailed representatives of CGSH requesting an estimate of the out-of-pocket expenses that Voya expected to incur to produce the requested information so TCIM could reimburse Voya in advance and the bank account information for where the funds should be sent (the “Expense Information Request”).
On July 13, 2026, representatives of W&C followed-up on the Expense Information Request, which representatives of CGSH confirmed was still in process.

In the afternoon of July 14, 2026, CGSH provided an estimate of the expenses required to produce the requested information, together with wire instructions for the payment.
On July 15, 2026, TCIM wired the amount due for the expenses to produce the information requested in the Section 220 Demand.
On July 16, 2026, Semafor reported that “Voya Financial has fielded takeover interest in recent weeks,” including interest from Principal Financial, a competitor to Voya.10 However, sources close to Voya stated that “neither management nor the company’s board are seeking to transact.”11 Also on July 16, 2026, TCIM issued the following statement:
“As we have said from the outset, Voya is an exceptional franchise with talented and dedicated employees. Today’s media reports further reinforce our long-held view that Voya’s Board of Directors must fulfill its fiduciary duty under Delaware law by engaging constructively with any and all interested parties to maximize value for shareholders.”12
In the evening of Friday, July 17, 2026, 31 days after the Section 220 Demand, CGSH, on behalf of Voya, provided documents in response to the Section 220 Demand.
On July 20, 2026, Mr. Pass emailed representatives of Voya, including Ms. Lavallee, Ms. Chu and Mr. Katz, asking for a meeting with Ms. Lavallee and representatives of the Board.
A meeting was scheduled for after Voya’s second quarter earnings. TCIM subsequently cancelled the meeting upon the belief that it was unlikely to lead to meaningful engagement.
On August 6, 2026, TCIM issued a press release and filed the preliminary proxy statement with the Securities and Exchange Commission (the “SEC”).13
On August 7, 2026, Voya issued a press release noting that it is “seeking regulatory intervention to protect its shareholders against TCIM’s conduct,” including the meeting TCIM is proposing to hold.14
On August 10, 2026, TCIM issued a press release responding to Voya’s August 7th press release, describing its efforts to inform their fellow shareholders through the filing of this Proxy Statement and that the Referendum Meeting is premised on the shareholders communicating with each other to express their views prior to the Company’s window to nominate directors.15
On August 20, 2026, TCIM filed this Amendment No. 1 to the preliminary proxy statement with the SEC.
[10]
Rohan Goswami, Retirement giant Voya Financial fields ongoing takeover interest, Semafor (July 16, 2026), https://www.semafor.com/article/07/16/2026/retirement-giant-voya-financial-fields-ongoing-takeover-interest.

[11]	Id.
[12]
TCIM Issues Statement Following Report of Takeover Interest in Voya Financial, Bus.Wire (July 16, 2026), https://www.businesswire.com/news/home/20260716184648/en/TCIM-Issues-Statement-Following-Report-of-Takeover-Interest-in-

Voya-Financial.
[13]
TCIM Launches “No Confidence” Campaign at Voya and Calls on the Company to Finally Begin Acting in the Best Interests of Its Shareholders, BUS.WIRE (Aug. 6, 2026), https://www.businesswire.com/news/home/20260806470102/en/TCIM-Launches-No-Confidence-Campaign-at-Voya-and-Calls-on-the-Company-to-Finally-B egin-Acting-in-the-Best-Interests-of-Its-Shareholders.

[14]
Voya Financial issues advisory to shareholders regarding misleading statements and conduct by TOMS Capital Investment Management, BUS.WIRE (Aug. 7, 2026), https://www.voya.com/news/2026/08/voya-financial-issues-advisory-to-shareholders-regarding-misleading-statements-and.

[15]
TCIM Comments on Voya’s Efforts to Prevent Shareholder Voices from Being Heard, BUS.WIRE (Aug. 7, 2026), https://www.businesswire.com/news/home/20260810419284/en/TCIM-Comments-on-Voyas-Efforts-to-Prevent-Shareholder-Voices-from-Being-Heard.

REASONS FOR THE NO CONFIDENCE REFERENDUM
Voya is one of the most compelling and undervalued franchises in financial services. Voya has outperformed peers in delivering consistent net inflows, recently surpassing $1 trillion in assets while prudently avoiding aggressive private credit risk. However, current management’s lack of urgency and its stubborn unwillingness to change course has significantly de-rated the multiple and share price. A Board fulfilling its fiduciary duty would treat this management team’s performance as an urgent cause for change, yet this Board has continued to reward senior management with compensation untethered from market outcomes while supporting a course of inaction. Voya’s investors and its employees deserve better.
TCIM is optimistic that with a prompt public commitment from the Board to review all strategic alternatives and finally begin to genuinely engage with all interested parties, Voya will be in a position to maximize value for all stockholders. The No Confidence Referendum described in this Proxy Statement is intended to provide an opportunity for all Voya shareholders to make their voices heard and to convey with urgency that the status quo is no longer acceptable.
Stockholders have lost value because Voya’s trading multiple has plummeted
Voya is a Top 5 defined contribution recordkeeper with nearly 10 million accounts across approximately 45,000 employers, administering over $1 trillion in client assets, and has consistently generated net inflows while peers have shed assets. Voya’s Investment Management segment has outperformed its peers or benchmarks on 78% of assets over three years and 82% over ten years.16 These operational and investment results are the hallmarks of a high-quality franchise that should command a premium valuation. Instead, stockholders have lost significant value over multiple years as the Company’s trading multiple has de-rated, reflecting the market’s loss of confidence in the Board and management’s stewardship of the Company.
Under the tenure of the Company’s current Chief Executive Officer, Ms. Lavallee, who was named President and announced as the next CEO in July 2022, the Company has traded at a meaningfully wider discount to its core peers across each of its business segments than it has historically. Prior to the report of TCIM’s involvement, the Company traded at less than 8x forward earnings — counterintuitively below the multiple it commanded when it was a capital-intensive life insurer and below that of its asset management and benefits administration peers. The Company’s three-year total shareholder return ranks 14th out of 17 companies in the Company’s self-selected proxy peer set; notably, two of the three companies ranking below the Company are sub-$500 million market capitalization businesses that bear little operational resemblance to a $1 trillion asset platform.17 TCIM believes that if the Company traded at multiples consistent with its peers, the value of the Common Stock would be materially higher than current levels, underscoring the magnitude of the value destruction that has occurred under the current Board and management.
Below is a table that summarizes Voya’s performance as compared to identified core peers in each of its business segments, as of the date prior to the first public report of TCIM’s involvement:

	Multiple		Difference - Voya’s Multiple vs. Peer Multiple
	Current	10Y Median	Current	10Y Median	Current vs. 10Y
Voya Financial Inc	7.5x	8.9x

Retirement
Principal Financial Group Inc	10.3x	9.9x	(26.6%)	(9.8%)	(16.7%)
Great-West Lifeco Inc	12.6x	10.3x	(40.2%)	(13.3%)	(26.9%)
Median	11.4x	10.1x	(34.1%)	(11.6%)	(22.5%)
Investment Management
Franklin Resources Inc	10.1x	10.1x	(25.4%)	(11.9%)	(13.5%)
Invesco Ltd	9.6x	9.0x	(21.8%)	(0.7%)	(21.1%)
Median	9.9x	9.6x	(23.6%)	(6.6%)	(17.0%)

[16]	Voya Financial, Inc., First Quarter 2026 Financial Earnings Call (May 6, 2026), https://investors.voya.com/events-and-presentations/events-
calendar/event-details/2026/1Q-2026-Voya-Financial-Earnings-Call-2026-FpbsJuXmjQ/default.aspx.
[17]	As calculated by TCIM based on the three year shareholder return for Voya as of April 22, 2026, the day before the public disclosure of TCIM’s involvement in the Company.

	Multiple		Difference - Voya’s Multiple vs. Peer Multiple
	Current	10Y Median	Current	10Y Median	Current vs. 10Y
Employee Benefits
Unum Group	8.6x	6.5x	(12.2%)	38.4%	(50.6%)
Sun Life Financial Inc	11.8x	10.6x	(36.2%)	(15.4%)	(20.8%)
Median	10.2x	8.5x	(26.1%)	5.0%	(31.1%)

The Board and Management of Voya are Strategically Indecisive and Lack Urgency and Responsiveness
In spite of what TCIM believes to be robust interest and a clear case for changing strategic course, the Board and management of Voya have been unwilling to act to review all strategic alternatives, including a sale of the Company, and are unwilling to pivot as needed to address current market conditions and performance. As one sell-side analyst succinctly stated, “[T]he board and executive team will be under pressure to justify maintaining the business in its current form as over the past few years the company’s valuation has not improved nearly as well as its peers.”18
The industry around Voya is rapidly consolidating, as asset managers wrestle with intensifying fee compression. This challenging market environment demands decisiveness. The Board and management’s paralysis has contributed to investor uncertainty and the sustained compression of the Company’s valuation multiple.
TCIM believes the Board, under Non-Executive Chairperson Ms Gillis, has failed to discharge its oversight responsibilities. Rather than challenging management’s strategic indecisiveness and holding management accountable for the Company’s persistent underperformance, the Board has sanctioned the very decisions that have de-rated the Company’s multiple and eroded the confidence of investors and sell-side analysts alike. On the Company’s first quarter 2026 earnings call, Ms. Lavallee assured analysts and investors that there is “no daylight between the Board and management on the strategic path forward.” TCIM believes that statement is itself an indictment of the Board’s governance: it confirms that the Board has abdicated its duty of independent oversight in favor of ratifying management’s failed strategy, thereby compounding the harm to stockholders.
***
TCIM believes that the stockholders of Voya must send a clear and unequivocal message of no confidence in the Board and management. If stockholders of the Company representing at least one-third of the voting power of the Company’s outstanding stock cast votes in the No Confidence Referendum such that the results of this No Confidence Referendum are shared with the Board and management, we expect the Board to act with urgency and commence a formal review of all strategic alternatives, including a sale of the Company.
The Charter does not permit stockholders to convene special meetings or act by written consent. As a result, the Participants are soliciting proxies in favor of the No Confidence Referendum to be voted on at the Referendum Meeting, which is being held outside of the special meeting procedures set forth in the Bylaws. Delaware state law, specifically, the DGCL, does not expressly authorize nor expressly prohibit non-binding precatory proposals or shareholders of a company from calling a meeting amongst themselves outside of the shareholder meeting process in the Charter or the Bylaws. The No Confidence Referendum is non-binding, having no legal effect under the DGCL, the Charter or the Bylaws and does not require the Board to take any action, thus does not run afoul of the Board’s authority under Section 141(a) of the DGCL to manage “the business and affairs” of the corporation. Precatory resolutions are not improper by default because of their non-binding nature.19 The No Confidence Referendum provides stockholders with a meaningful and timely mechanism to express their lack of confidence in the Board and management and to urge the Board to take immediate action to review all strategic alternatives for the Company and engage with interested parties.
WE URGE YOU TO SEND THIS IMPORTANT MESSAGE TO THE BOARD BY COMPLETING, EXECUTING, DATING AND RETURNING THE PROXY CARD TO OKAPI. PLEASE FOLLOW THE INSTRUCTIONS FOR DELIVERING YOUR PROXY CARD DESCRIBED BELOW.
[18]	Barclays, “Voya Financial, Inc.: Evaluating Strategic Alternatives Amid Activist Pressure,” June 4, 2026.
[19]
See Conservative Caucus v. Chevron Corp., 525 A.2d 569 (Del. Ch. 1987) (holding that the purpose of communicating with fellow stockholders about a precatory proposal was a proper purpose under DGCL §220 to obtain a stockholder list. The court noted that communicating about a precatory proposal was not improper solely because the proposal is precatory).

THE REFERENDUM MEETING
Record Date for the Referendum Meeting
Stockholders of record at the close of business Eastern Time on   , 2026 (the “Record Date”), will receive notice of the Referendum Meeting and be entitled to vote their shares of Common Stock that they held on the Record Date on the No Confidence Referendum. The Record Date was selected by TCIM in order to determine which stockholders are entitled to participate in the No Confidence Referendum. Each share of Common Stock will be entitled to one vote. According to the stockholder listing provided by the Company to TCIM Master Fund Ltd., as of the Record Date, there were    shares of Common Stock issued and outstanding and entitled to vote at the Referendum Meeting.
Only stockholders as of the close of business on the Record Date will be entitled to vote at the Referendum Meeting. If you were a stockholder on the Record Date, then you will retain your voting rights for the Referendum Meeting even if you sold your shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares, even if you sold such shares after the Record Date.
Date, Time and Place of the Referendum Meeting
The Referendum Meeting is scheduled to be held on   , at    a.m. Eastern Time, virtually at   .
Quorum
Because the Referendum Meeting is not being called pursuant to the Bylaws or the Charter, the Company’s quorum requirements set forth in the Bylaws and the Charter will not apply to the Referendum Meeting. Accordingly, the number of stockholders who are present at the Referendum Meeting or by proxy will not affect whether the vote on the No Confidence Referendum is held. However, the number of stockholders who are present at the Referendum Meeting or by proxy will affect whether TCIM publishes the results of the No Confidence Referendum. If stockholders of the Company representing at least one-third of the voting power of the Company’s outstanding stock cast votes in the No Confidence Referendum, TCIM will publish the certified voting results and share them with the Board and management of Voya and make the results public to our fellow stockholders.
Matters to be Considered at the Referendum Meeting
The No Confidence Referendum will be the only matter presented to the stockholders of the Company for a vote at the Referendum Meeting.
At the Referendum Meeting, the holders of the Company’s Common Stock will vote on whether to adopt the following resolution:
RESOLVED, that the stockholders of Voya Financial, Inc. no longer continue to have confidence in the board of directors and management of Voya Financial, Inc.
The Participants strongly urge all Voya stockholders to vote “FOR” the No Confidence Referendum.
Required Votes
The No Confidence Referendum is precatory, meaning that it will have no binding legal effect. Accordingly, there is no required vote to approve the No Confidence Referendum. For purposes of tallying the results of the vote on the No Confidence Referendum, abstentions will be counted as votes “AGAINST” the No Confidence Referendum. As described below under “Methods of Voting,” because the No Confidence Referendum is a non-routine matter, brokers do not have discretionary authority to vote uninstructed shares, and since there are no other proposals to be voted on at the Referendum Meeting, it is not expected that there will be any broker non-votes at the Referendum Meeting.
The final voting results at the Referendum Meeting will be tabulated by   , an independent vote tabulator retained by TCIM for this purpose.    will count all validly executed proxy cards received prior to the commencement of the Referendum Meeting and will provide TCIM with a written certification of the final vote totals. Following the Referendum Meeting, if stockholders of the Company representing at least one-third of the voting power of the Company’s outstanding stock cast votes in the No Confidence Referendum, TCIM will publish the certified voting results and share them with the Board and management of Voya and make the results public to our fellow stockholders. TCIM understands that certain institutional stockholders may have internal policies and procedures that restrict their ability to vote on the No Confidence Referendum. Accordingly, the results of such vote will be based on the aggregate number of votes cast “FOR” and “AGAINST,” and not on the total number of shares of Common Stock outstanding. There is no guarantee that the Board will elect to take action with respect to the results, even if there is strong stockholder support, and the Board may elect to take no action with respect thereto. Delaware law does not provide for appraisal or other similar rights for dissenting stockholders in connection with the No Confidence Referendum set forth in this Proxy Statement. Accordingly, you will have no right to dissent and obtain payment for your shares in connection with the No Confidence Referendum.
Attendance at the Referendum Meeting
The Referendum Meeting will be held virtually at   . You are entitled to attend the Referendum Meeting if you were a stockholder of the Company on the Record Date. To be admitted to the Referendum Meeting, you must enter the 14-digit control number found next to the label “Control Number” on your proxy card, voting instruction form or the email sending you this Proxy Statement. If you are a beneficial owner of shares of Common Stock registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization that contain your control number.
Methods of Voting
Stockholder of Record: Shares Registered in Your Name
If you are a stockholder of record on the Record Date, you may vote at the Referendum Meeting, by proxy by signing, dating and returning the proxy card, over the Internet or by telephone. Whether or not you plan to attend the virtual Referendum Meeting, we urge you to vote by proxy to ensure your vote is counted.
•
Voting by Telephone. If you live in the United States, you may submit your vote by calling the toll-free telephone number on the proxy card. Please refer to the voting instructions on the proxy card. If you vote by telephone, you do not need to return your proxy card by mail.

•
Voting via the Internet. If you wish to vote via the Internet, you may submit your vote by visiting the website provided on the proxy card. Please refer to the voting instructions on the proxy card. If you vote through the Internet, you do not need to return your proxy card by mail.

•
Voting via Mail. If you wish to vote via mail, you may submit your vote by completing, signing and dating the proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Referendum Meeting, your shares of Common Stock will be voted as you direct.

Beneficial Owner: Shares Registered in the Name of Broker, Bank or Other Agent
If you are a beneficial owner of shares of Common Stock registered in the name of your broker, bank or other agent, you should have received a voting instruction card and voting instructions with these proxy materials from that organization. Simply complete and mail the voting instruction card to ensure that your vote is counted. To vote (via the Internet) at the Referendum Meeting, you must obtain a valid proxy from your broker, bank or other agent. Follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy form.
Your bank or broker cannot vote your shares of Common Stock without instructions from you. If your shares of Common Stock are held in “street name” through a bank, broker or other holder of record, you must provide the record holder of your shares of Common Stock with instructions on how to vote the shares of Common Stock. Please follow the voting instructions provided by the bank or broker. You may not vote shares of Common Stock held in street name by returning a proxy card directly to us, or by voting over the Internet or by telephone, unless you provide a “legal proxy,” which you must obtain from your broker, bank, or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction form for you to use. A so-called “broker non-vote” will result if your broker, bank or other nominee returns a proxy but does not provide instruction as to how your shares of Common Stock should be voted on any proposal to be voted at the Referendum Meeting. Under the current rules governing brokers’ discretionary authority, brokers, banks or other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Because the No Confidence Referendum is a non-routine matter and is the only proposal to be voted on at the Referendum Meeting, it is not expected that there will be any broker non-votes at the Referendum Meeting. If you want to vote on the No Confidence Referendum, you must provide your bank, broker or other holder of record with instructions on how to vote your shares of Common Stock.
Revocability of Proxies
Stockholders who have executed and delivered a proxy card may revoke it at any time before the proxy is exercised at the Referendum Meeting by:
•	delivering an instrument revoking the earlier proxy, or a duly executed later dated proxy for the same shares, to Okapi, at 1212 Avenue of the Americas, 17th Floor New York, NY 10036; or
•	if you have voted by telephone or through the Internet, by calling the same toll-free number or by accessing the same website and following the instructions provided on the proxy card; or
•	by attending (via the Internet) the Referendum Meeting, revoking your proxy and voting online at the virtual Referendum Meeting.
Your attendance at the virtual Referendum Meeting will not, by itself, revoke your proxy; you must vote at the Referendum Meeting in order to revoke your proxy.
Householding
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials, with respect to two or more stockholders sharing the same address by delivering a single copy of the documents addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. In accordance with these rules, only one copy of this Proxy Statement and related materials will be delivered to multiple stockholders sharing an address.
If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate Proxy Statement, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker. You can request prompt delivery of a copy of this Proxy Statement by calling Toll Free: Okapi, (844) 343-2621.
Your vote in favor of the No Confidence Referendum is important, no matter how many or how few shares you own. Please complete, execute, date and return the proxy card to the address below as promptly as possible.
If you have any questions about completing, executing, dating or delivering your Proxy Card or require assistance, please contact:

1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (844) 343-2621
E-mail: info@okapipartners.com

SOLICITATION OF PROXIES; EXPENSES
The Participants may solicit support for the No Confidence Referendum by mail, telephone, email, facsimile, the Internet, newspapers, other publications of general distribution, and personal solicitation. Directors, officers and certain employees of the Participants may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).
TCIM will bear the entire expense of preparing and mailing this Proxy Statement and any other soliciting material and the total expenditures relating to the solicitation of revocable proxies to vote in favor of the No Confidence Referendum, including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation and litigation. We will reimburse the reasonable out-of-pocket expenses of banks, brokerage houses, and other custodians, nominees, and fiduciaries in connection with the forwarding of solicitation material to the beneficial owners of Common Stock that such institutions hold.
Okapi has been retained to assist in the solicitation of proxy cards and provide advisory services, in each case, in connection with the No Confidence Referendum to be voted on at the Referendum Meeting. Okapi may employ up to 50 persons to solicit stockholders in connection with the Referendum Meeting. Okapi will receive a fee not to exceed $750,000 for its services, in addition to reimbursement of reasonable and documented out-of-pocket expenses. TCIM has agreed to indemnify Okapi against certain liabilities and expenses, including certain liabilities under the federal securities laws.
We estimate that our total expenditures relating to the solicitation of proxies in connection with the No Confidence Referendum to be voted on at the Referendum Meeting will be approximately $5,000,000 (including, without limitation, costs, if any, related to advertising, printing, public relations, transportation, litigation, and fees of attorneys, financial advisors, solicitors and accountants). We expect to incur approximately $30,000 of costs and expenses in printing and mailing this Proxy Statement to the holders of the Company’s Common Stock, which is included in the estimate of total expenditures in the preceding sentence. Our total expenditures to date relating to these solicitations have been approximately $2,000,000.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS
TCIM and certain other persons listed below are participants in this solicitation (collectively, the “Participants”). Unless otherwise indicated, each natural person listed in the table below is a citizen of the United States and has the occupation set forth opposite such natural person’s name.

	Title	Business Address
TOMS Capital Investment Management LP	—	450 West 14th Street, Fl. 13 New York, NY 10014
TCIM Management GP LLC	—	450 West 14th Street, Fl. 13 New York, NY 10014
TCIM Master Fund Ltd.	—	450 West 14th Street, Fl. 13 New York, NY 10014
Benjamin Pass	Chief Investment Officer, TOMS Capital Investment Management LP; Director, TCIM Master Fund Ltd.	450 West 14th Street, Fl. 13 New York, NY 10014
Akash Bagaria	Principal, TOMS Capital Investment Management LP	450 West 14th Street, Fl. 13 New York, NY 10014

As of August 5, 2026, the shares of Common Stock held for the accounts of the Participants in this solicitation are as follows:

	Ownership of Common Stock	Percent of Class(1)
TOMS Capital Investment Management LP(2)	4,055,700	4.47%
TCIM Management GP LLC(3)	4,055,700	4.47%
TCIM Master Fund Ltd.(4)	1,645,334	1.81%

(1)	Based on 90,666,315 shares of Common Stock outstanding as of May 1, 2026, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2026 (the “Company 10-Q”).
(2)
Includes (i) 1,079,000 shares of Common Stock held by persons advised by TCIM and (ii) 2,976,700 shares of Common Stock which persons advised by TCIM are economically exposed to as a result of their ownership of derivative securities, in each case, which TCIM is deemed to beneficially own as it has sole voting and dispositive power. The derivative securities include exercisable call option contracts with respect to 2,976,700 shares of Common Stock in the aggregate. The counterparties to these call option contracts are unaffiliated third-party financial institutions.

(3)
Includes (i) 1,079,000 shares of Common Stock held by persons advised by TCIM and (ii) 2,976,700 shares of Common Stock which persons advised by TCIM are economically exposed to as a result of their ownership of derivative securities, in each case, which TCIM Management GP LLC, the general partner of TCIM, is deemed to beneficially own. The derivative securities include exercisable call option contracts with respect to 2,976,700 shares of Common Stock in the aggregate. The counterparties to these call option contracts are unaffiliated third-party financial institutions.

(4)
Includes (i) 404,534 shares of Common Stock and (ii) 1,240,800 shares of Common Stock which TCIM Master Fund Ltd. is economically exposed to as a result of their ownership of exercisable call option contracts. The counterparties to these call option contracts are unaffiliated third-party financial institutions.

As of August 5, 2026, the Participants also own certain swaps with respect to 900,000 shares of Common Stock.

STOCKHOLDER PROPOSALS FOR THE 2027 ANNUAL MEETING
Stockholder Proposals under SEC Rule 14a-8
According to the Company’s proxy statement for the 2026 Annual Meeting of Stockholders, stockholders who wish to present proposals pursuant to SEC Rule 14a-8 for inclusion in the proxy materials to be distributed by the Company in connection with the Company’s 2027 Annual Meeting of Stockholders must submit their proposals to the Office of the Corporate Secretary, at Voya Financial, Inc., 200 Park Avenue, New York, New York 10166. Proposals must be received on or before December 11, 2026, unless the Company’s 2027 Annual Meeting of Stockholders is held more than 30 days before or after the anniversary date of the 2026 Annual Meeting, in which case proposals must be received a reasonable time before the Company begins to print and send proxy materials for the 2027 Annual Meeting of Stockholders. Submitting a proposal does not guarantee its inclusion, which is governed by SEC rules and other applicable limitations.
Proxy Access Director Nominations
According to the Company’s proxy statement for the 2026 Annual Meeting of Stockholders, the Company’s Bylaws provide for “proxy access”, which permits eligible stockholders to nominate directors for inclusion in the Company’s proxy materials. For a director nominee to be included in the Company’s proxy statement for the 2027 Annual Meeting of Stockholders, a notice of the nomination must be in writing and delivered to or mailed and received by the Company’s Corporate Secretary at the Company’s principal executive offices not before November 11, 2026, and not later than December 11, 2026. If, however, the Company’s 2027 Annual Meeting of Stockholders is held before the date that is 30 days before the anniversary date of the 2026 Annual Meeting, or after the date that is 30 days after the anniversary date of the 2026 Annual Meeting, then the Company’s Bylaws provide that the deadline for such notice of the nomination will be the later of the close of business on (i) the date that is 180 days before the date of the Company’s 2027 Annual Meeting of Stockholders and (ii) the 10th day following the date on which the date of the Company’s 2027 Annual Meeting of Stockholders is first publicly announced or disclosed. The Company’s Bylaws also specify additional requirements that must be met (including eligibility requirements applicable to any nominator and any nominee) in order for a director nomination to be included in the Company’s proxy statement for the 2027 Annual Meeting of Stockholders.
Advance Notice Bylaws for Proposals and Nominations Not Included in the Company’s Proxy Statement
According to the Company’s proxy statement for the 2026 Annual Meeting of Stockholders, in accordance with the Company’s Bylaws, for a proposal or director nomination not included in the Company’s proxy materials to be properly brought before the 2027 Annual Meeting of Stockholders, a notice of the proposal or nomination must be in writing and delivered to or mailed and received by the Company’s Corporate Secretary at the Company’s principal executive offices not before January 21, 2027, and not later than February 20, 2027. If, however, the Company’s 2027 Annual Meeting of Stockholders is held before the date that is 30 days before the anniversary date of the 2026 Annual Meeting, or after the date that is 60 days after the anniversary date of the 2026 Annual Meeting, then the Bylaws provide that the deadline for such a notice will be the later of the close of business on (i) the date that is 90 days before the date of the Company’s 2027 Annual Meeting of Stockholders and (ii) the tenth day following the date on which the date of the Company’s 2027 Annual Meeting of Stockholders is first publicly announced or disclosed. The Bylaws specify additional requirements in order for a stockholder to bring a proposal or nominate a director.
The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2027 Annual Meeting is based on information contained in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by any of the Participants that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT
NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, WE ARE SEEKING YOUR SUPPORT. PLEASE COMPLETE, EXECUTE, DATE, AND MAIL IN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE (TO THE ADDRESS SET FORTH BELOW).
IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN THE PROXY CARD WITH RESPECT TO YOUR SHARES OF COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR THE PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.
WHOM YOU CAN CALL IF YOU HAVE QUESTIONS
If you have any questions or require any assistance, please contact Okapi, proxy solicitor for TCIM, at the following address and toll free telephone number:

1212 Avenue of the Americas, 17th Floor
New York, NY 10036
Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (844) 343-2621
E-mail: info@okapipartners.com
IT IS IMPORTANT THAT YOU COMPLETE, EXECUTE, DATE AND RETURN THE PROXY CARD PROMPTLY TO OKAPI IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

ANNEX A
SECURITY OWNERSHIP OF DIRECTORS AND MANAGEMENT OF THE COMPANY
AND PRINCIPAL STOCKHOLDERS
Security Ownership of Directors and Named Executive Officers
The following table sets forth the beneficial ownership of Common Stock as of March 25, 2026, for the directors and named executive officers of Voya. The following table is based on information set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders filed with the SEC.

	Number of Shares of Common Stock(1)	Options Exercisable within 60 days	Percentage of Class(2)	Additional Underlying Stock Units(3)	Total Common Stock and Stock Units
Heather Lavallee	105,951	—	*	366,810	472,761
Michael R. Katz	47,083	35,587	*	98,976	181,646
Jay Kaduson	9,752	—	*	125,156	134,908
Matthew Toms	14,545	—	*	99,689	114,234
Santhosh Keshavan	36,929	35,587	*	86,598	159,114
Lynne Biggar	16,983	—	*	8,409	25,392
S. Biff Bowman	527	—	*	6,767	7,294
Yvette S. Butler	355	—	*	3,978	4,333
Jane P. Chwick	9,594	—	*	21,395	30,989
Kathleen DeRose	—	—	*	14,720	14,720
Hikmet Ersek	4,747	—	*	2,547	7,294
Ruth Ann M. Gillis	7,162	—	*	33,119	40,281
Robert G. Leary	868	—	*	4,602	5,470
Aylwin B. Lewis	486	—	*	10,988	11,474
William J. Mullaney	0	—	*	4,512	4,512
All current directors and executive officers (as a group)	300,942	74,791	*	1,072,099	1,447,832

*	Less than 1%.
(1)	Amounts include, for directors, vested restricted stock units (“RSUs”) awarded as compensation.
(2)	Based on 92,362,380 shares of Common Stock outstanding as of March 25, 2026.
(3)
Amounts include, for directors and executive officers, unvested RSUs and deferred stock units issued pursuant to deferred compensation plan arrangements. For executive officers, amounts also include unvested performance stock units (“PSUs”). The ultimate number of common stock shares earned at vesting of PSUs is formulaically determined, with potential payout value ranging from 0% to 200% depending on the achievement of certain performance factors.

Security Ownership of Certain Principal Stockholders
The following table sets forth the beneficial ownership of Common Stock as of March 25, 2026 for each person who is known to Voya to own beneficially 5% or more of the Common Stock. The following table is based on information set forth in the Company’s proxy statement for its 2026 Annual Meeting of Stockholders filed with the SEC.

Name and Address of Beneficial Owners	Number of Shares of Common Stock	Percentage of Class(1)
The Vanguard Group(2) 100 Vanguard Blvd. Malvern, PA 19355	11,640,253	12.60%
BlackRock, Inc.(3) 50 Hudson Yards New York, NY 10001	8,795,764	9.50%
T. Rowe Price Associates, Inc.(4) 1307 Point Street Baltimore, MD 21231	6,754,070	7.30%
The Bank of New York Mellon Corporation(5) 240 Greenwich Street New York, NY 10286	6,516,879	7.00%
FMR LLC(6) 245 Summer Street Boston, MA 02210	4,914,477	5.30%

(1)	Based on 92,362,380 shares of Common Stock outstanding as of March 25, 2026.
(2)
Based on information as of September 30, 2024, contained in a Schedule 13G/A filed with the SEC on November 12, 2024, by The Vanguard Group. The Schedule 13G/A indicates that The Vanguard Group has sole voting power with respect to none of these shares, shared voting power with respect to 46,515 of these shares, sole dispositive power with respect to 11,454,027 of these shares and shared dispositive power with respect to 186,226 of these shares. On March 27, 2026, The Vanguard Group further amended its 13G/A to disclose that, as stated in that filing using The Vanguard Group’s own terminology (not a reference to the Record Date for the Referendum Meeting) (i) as a result of internal realignment, it is no longer deemed to beneficially own shares held by various of its subsidiaries and divisions, and accordingly, it no longer beneficially owns Company shares directly and (ii) going forward, subsidiaries and divisions of The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

(3)
Based on information as of March 31, 2025, contained in a Schedule 13G/A filed with the SEC on April 17, 2025, by BlackRock, Inc. The Schedule 13G/A indicates that BlackRock, Inc. has sole voting power with respect to 8,556,779 of these shares and sole dispositive power with respect to all 8,795,764 shares.

(4)
Based on information as of September 30, 2025, contained in a Schedule 13G/A filed with the SEC on November 14, 2025, by T. Rowe Price Associates, Inc. The Schedule 13G/A indicates that T. Rowe Price Associates, Inc. has sole voting power with respect to 6,485,602 of these shares and sole dispositive power with respect to 6,754,058 shares.

(5)
Based on information as of September 30, 2025, contained in a Schedule 13G/A filed with the SEC on October 28, 2025, by The Bank of New York Mellon Corporation. The Schedule 13G/A indicates that The Bank of New York Mellon Corporation has sole voting power with respect to 6,424,110 of these shares, shared voting power with respect to 19,134 of these shares, sole dispositive power with respect to 4,153,166 of these shares and shared dispositive power with respect to 2,363,713 of these shares. The Schedule 13G/A indicates that BNY Mellon IHC, LLC and MBC Investments Corp has sole voting power with respect to 5,011,931 of these shares, shared voting power with respect to none of these shares, sole dispositive power with respect to 2,888,086 of these shares and shared dispositive power with respect to 2,300,418 of these shares.

(6)
Based on information as of December 31, 2025 contained in a Schedule 13G/A filed with the SEC on February 4, 2026, by FMR LLC. The Schedule 13G/A indicates that FMR LLC has sole voting power with respect to 4,818,722 shares and sole dispositive power with respect to 4,914,477 shares. The Schedule 13G/A indicates that Abigail P. Johnson has sole dispositive power with regard to 4,914,477 shares.

***PRELIMINARY PROXY STATEMENT – SUBJECT TO COMPLETION***

EXHIBIT A

PRELIMINARY PROXY CARD – SUBJECT TO COMPLETION

PROXY

THIS PROXY IS SOLICITED BY TCIM MASTER FUND LTD. AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION (COLLECTIVELY, "TOMS")

THE BOARD OF DIRECTORS OF VOYA FINANCIAL, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoints [ ], [ ] and [ ], and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock of Voya Financial, Inc. (the "Company" or "Voya") which the undersigned is entitles to vote at the Referendum Meeting of the Stockholders of the Company scheduled to be held on [ ], [ ] (including any adjournments, postponements, rescheduling or continuations thereof, the "Referendum Meeting").

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. **Unless otherwise specified, this proxy will be voted "FOR" the No Confidence Referendum.** This proxy revokes all prior proxies given by the undersigned.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time the day before the Referendum Meeting date.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

DETACH PROXY CARD HERE

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PRELIMINARY PROXY CARD – SUBJECT TO COMPLETION

[X] Please mark vote as in this example

TOMS recommends that you vote "FOR" the No Confidence Referendum.

1. Proposal to adopt the following resolution:

FOR	AGAINST	ABSTAIN
☐	☐	☐

Dated: ____

____

(Signature)

____

(Signature if held jointly)

____

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

CONTROL #: **SHARES:**

DETACH PROXY CARD HERE

PRELIMINARY PROXY CARD – SUBJECT TO COMPLETION

Electronic Voting Instructions

You can vote by internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

Proxies submitted by Internet or telephone must be received by 11:59 p.m., Eastern Time the day before the Referendum Meeting date.

Vote by Internet

- Log on to the internet and go to www.okapivote.com/[ ]
- Follow the steps outlined on the secured website.

Vote by telephone

- At no charge to you, call toll-free [ ] within the USA, US territories & Canada any time on a touch tone telephone.

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